SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Form 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934

For the month of June, 2013

(Commission File No. 1-15250)

Banco Bradesco S.A.

(Exact name of registrant as specified in its charter)

Bank Bradesco

(Translation of registrant’s name in English)

Cidade de Deus, Vila Yara
06029-900  Osasco, SP,

Federative Republic of Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F__

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes            No  X

Cidade de Deus, Osasco, SP, June 12, 2013

Securities and Exchange Commission
Office of International Corporate Finance

Division of Corporate Finance

Washington, DC

Ref.: Intermediary Interest on Shareholders’ Equity

The Board of Executive Officers of Banco Bradesco S.A., at a meeting held today, decided to propose to the Board of Directors, which will resolve at a meeting to be held on June 27, 2013, the payment to the Company’s shareholders of intermediaryinterest on shareholders’ equity related to the first half 2013, in the total amount of R$830 million, consisting of R$0.188253558 per common share and R$0.207078914 per preferred share.

The shareholders registered in the Company’s Books on June 27, 2013 shall be benefited. The Company’s shares will be traded “ex-right” on intermediaryinterest from June 28, 2013 on.

Upon the approval of this proposal, the payment will be made on July 18, 2013 in the net amount of R$0.160015524 per common shareand R$0.176017077 per preferred share, already net of Withholding Income Tax of 15% (fifteen percent), except for corporate shareholders who are exempt from the referred tax and shall receive the declared amount.

The intermediary interest, net of Withholding Income Tax, to be approved:

1)      Represent, approximately, 10 times the amount of the interest on shareholders’ equity  monthly paid;

2)      will be computed in the calculation of mandatory Dividends of the fiscal year, as provided in the Company’s Bylaws.

Cordially,

Banco Bradesco S.A.
Moacir Nachbar Junior
Deputy Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date:   June 12, 2013

By:

Name: Moacir Nachbar Junior

Title:   Deputy Executive Director